Members of Integrated Media Technology Limited Win Three International Accolades in Geneva

HONG KONG and NEW YORK, May 22, 2018 (GLOBE NEWSWIRE) -- Integrated Media Technology Limited ("IMT" or the "Company") (ASX: ITL; NASDAQ: IMTE) is pleased to announce that the members of IMT have won three prestigous awards at the "46th International Exhibition of Inventions Geneva" recently held in Switzerland. This includes a prize on behalf of the Romania Delegation and a Silver Medal with the congratulations of the jury to Marvel Digital Limited ("MDL") for their advanced image rendering algorithms for autostereoscopic 3D display, and a Gold Medal Award to GOXD Technology Limited ("GOXD") for their GOXD Memto™ Live Picture Frame.

MINISTRY OF RESEARCH AND INNOVATION

ROMANIA
1918-2018 | CELEBRATING TOGETHER

DIPLOMA

On behalf of the **ROMANIA DELEGATION,** this diploma is awarded to

MARVEL DIGITAL LIMITED – HONG KONG, CHINA

for the high scientific and technological level of the invention

Advance image rendering algorithms for autostereoscopic 3D display presented at the 46th edition of the International Exhibition of Inventions GENEVA 2018

Minister,

Nicolae BURNETE

inventions Geneva
46th International Exhibition of Inventions Geneva
The world's most important
11 April > 15 April 2018

DIPLÔME

inventions Geneva

SALON INTERNATIONAL DES INVENTIONS

GENÈVE

Après examen, le Jury International a décidé

de remettre à: Dr. Herbert Lee Ying Chiu

pour l'invention: Cadre à image directe Memto

MÉDAILLE D'OR
GOLD MEDAL
GOLDMEDAILLE

Genève, le 13 avril 2018

Le Président du Jury: David Taji

Le Président du Salon: Jean-Luc Vincent

DIPLÔME

inventions Geneva

SALON INTERNATIONAL DES INVENTIONS

GENÈVE

Après examen, le Jury International a décidé

de remettre à: Dr. Herbert Lee Ying Chiu

pour l'invention: Algorithmes avancés de rendu d'image pour l'affichage 3D stéréoscopique automatique

MÉDAILLE D'ARGENT
SILVER MEDAL
SILBERMEDAILLE

Genève, le 13 avril 2018

Le Président du Jury: David Taji

Le Président du Salon: Jean-Luc Vincent

(Left: Diploma of the Prize of Romania Delegation for the Advanced image rendering algorithms for autostereoscopic 3D display. Middle: Diploma of Gold Medal award for GOXD Memto™ Live Picture Frame. Right: Diploma of Silver Medal for the Advanced image rendering algorithms for autostereoscopic 3D display)

The International Exhibition of Inventions Geneva took place April 11-15, 2018 and is the largest of its kind in the world, attracting over 800 exhibitors from 42 countries. An international jury of 82 specialists awarded prizes for new technologies in different categories by commercial potential and innovative achievements. There were over 1,000 inventions entered this year, with MDL and GOXD amongst eleven Hong Kong companies being awarded.

Dr. Herbert Lee, the Chairman of IMT, stated: "It is encouraging that our glasses-free 3D technology has once again garnered recognition. Marvel Digital Limited is committed to fueling innovation on the glasses-free 3D technology to make it more accessible, the 3D Camera and our GOXD Memto™ Live Picture Frame have raised the bar for the 3D visualization in the consumer market. As evidenced by our numerous accolades, we continue to succeed in this commitment to our consumers by developing more innovative products within the glasses-free 3D visual industry."

For further information on the prize list, please go to:

http://www.inventions-geneva.ch/images/2018_PRIZE_LIST_English.pdf

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

About Integrated Media Technology Limited ("IMT")

IMT is engaged in the investment, development and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMT designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment and software for the film/video production industry. For the consumer market, IMT through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet and TV. IMT is headquartered in Hong Kong with regional offices in Australia and China. IMT is traded on the Nasdaq under the symbol "IMTE" and on the ASX under the symbol "ITL". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948